UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Terns Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

880881107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 880881107	Page 2 of 11

1.	Name of Reporting Person Hopewell Resources Holdings Limited (“HOPE”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 919,523 shares, except that Yi Shi, the managing partner of HOPE, may be deemed to have shared power to vote these shares.
	6.	Shared Voting Power See response to row 5.
	7.	Sole Dispositive Power 919,523 shares, except that Yi Shi, the managing partner of HOPE, may be deemed to have shared power to dispose of these shares.
	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 919,523
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.9%(1)
12.	Type of Reporting Person (see instructions) OO

(1)	This percentage is calculated based upon 47,963,829 shares of common stock outstanding of Terns Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Prospectus Supplement dated December 20, 2022 filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, filed with the SEC on December 21, 2022.

CUSIP No. 880881107	Page 3 of 11

1.	Name of Reporting Person Oriental Spring Venture Limited (“ORIEN”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 459,762 shares, except that Yi Shi, the managing partner of ORIEN, may be deemed to have shared power to vote these shares.
	6.	Shared Voting Power See response to Row 5.
	7.	Sole Dispositive Power 459,762 shares, except that Yi Shi, the managing partner of ORIEN, may be deemed to have shared power to dispose of these shares.
	8.	Shared Dispositive Power See response to Row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,762
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.0%(1)
12.	Type of Reporting Person (see instructions) OO

(1)	This percentage is calculated based upon 47,963,829 shares of common stock outstanding of Terns Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Prospectus Supplement dated December 20, 2022 filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, filed with the SEC on December 21, 2022.

CUSIP No. 880881107	Page 4 of 11

1.	Name of Reporting Person LAV Aqua Limited (“AQUA”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,136,698 shares, except that Yi Shi, the managing partner of AQUA, may be deemed to have shared power to vote these shares.
	6.	Shared Voting Power See response to Row 5.
	7.	Sole Dispositive Power 1,136,698 shares, except that Yi Shi, the managing partner of AQUA, may be deemed to have shared power to dispose of these shares.
	8.	Shared Dispositive Power See response to Row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,136,698
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.4%(1)
12.	Type of Reporting Person (see instructions) OO

(1)	This percentage is calculated based upon 47,963,829 shares of common stock outstanding of Terns Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Prospectus Supplement dated December 20, 2022 filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, filed with the SEC on December 21, 2022.

CUSIP No. 880881107	Page 5 of 11

1.	Name of Reporting Person LAV Biosciences Fund V, L.P. (“LAVV”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 385,583 shares, except that Yi Shi, the managing partner of LAVV, may be deemed to have shared power to vote these shares.
	6.	Shared Voting Power See response to row 5.
	7.	Sole Dispositive Power 385,583 shares, except that Yi Shi, the managing partner of LAVV, may be deemed to have shared power to dispose of these shares.
	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 385,583
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.8%(1)
12.	Type of Reporting Person (see instructions) PN

(1)	This percentage is calculated based upon 47,963,829 shares of common stock outstanding of Terns Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Prospectus Supplement dated December 20, 2022 filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, filed with the SEC on December 21, 2022.

CUSIP No. 880881107	Page 6 of 11

1.	Name of Reporting Person Yi Shi
2.	Check the Appropriate Box if a Member of a Group (see instructions) (c) ☐ (d) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.

Shared Voting Power

2,901,566 shares, 919,523 of which are directly owned by HOPE, 459,762 of which are directly owned by ORIEN, 1,136,698 of which are directly owned by AQUA, and 385,583 of which are directly owned by LAVV. Yi Shi, the managing partner of HOPE, ORIEN, AQUA and LAVV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0
	8.

Shared Dispositive Power

2,901,566 shares, 919,523 of which are directly owned by HOPE, 459,762 of which are directly owned by ORIEN, 1,136,698 of which are directly owned by AQUA, and 385,583 of which are directly owned by LAVV. Yi Shi, the managing partner of HOPE, ORIEN, AQUA and LAVV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,901,566
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.1%(1)
12.	Type of Reporting Person (see instructions) IN

(1)	This percentage is calculated based upon 47,963,829 shares of common stock outstanding of Terns Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Prospectus Supplement dated December 20, 2022 filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, filed with the SEC on December 21, 2022.

CUSIP No. 880881107	Page 7 of 11

Item 1(a)	Name of Issuer.

Terns Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1065 East Hillsdale Blvd., Suite 100 Foster City, CA 94404

Item 2(a)	Name of Persons Filing.

This Statement is filed by Hopewell Resources Holdings Limited (“HOPE”), Oriental Spring Venture Limited (“ORIEN”), LAV Aqua Limited (“AQUA”), LAV Biosciences Fund V, L.P. (“LAVV”) and Dr. Yi Shi. The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

Dr. Shi is the managing partner of HOPE, ORIEN, AQUA and LAVV, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by HOPE, ORIEN, AQUA and LAVV.

Item 2(b)	Address of Principal Business Office or, if none, Residence.

The address for HOPE, ORIEN, AQUA, LAVV and Dr. Shi is Room 606-7, St. George’s Building, 2 Ice House Street, Central, Hong Kong.

Item 2(c)	Citizenship.

HOPE, ORIEN and AQUA are British Virgin Islands business companies. LAVV is Cayman Islands partnership. Dr. Shi is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number.

880881107

Item 3	Not applicable.

CUSIP No. 880881107	Page 8 of 11

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of December 27, 2022:

(a)	Amount Beneficially Owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 880881107	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023	HOPEWELL RESOURCES HOLDINGS LIMITED

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

Dated: February 6, 2023	ORIENTAL SPRING VENTURE LIMITED

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

Dated: February 6, 2023	LAV AQUA LIMITED

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

Dated: February 6, 2023	LAV BIOSCIENCES FUND V, L.P.

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

Dated: February 6, 2023	YI SHI

By:	/s/ Yi Shi
Name:	Yi Shi

CUSIP No. 880881107	Page 10 of 11

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	11

CUSIP No. 880881107	Page 11 of 11

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Terns Pharmaceuticals, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 6, 2023	HOPEWELL RESOURCES HOLDINGS LIMITED

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

ORIENTAL SPRING VENTURE LIMITED

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

LAV AQUA LIMITED

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

LAV BIOSCIENCES FUND V, L.P.

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

YI SHI

By:	/s/ Yi Shi
Name:	Yi Shi